UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant information – Announcement of payment of dividends.

Autonomous City of Buenos Aires, May 5, 2022

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant information – Announcement of payment of dividends

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a domestic universal financial services group in Argentina with a nationwide presence, announced today that, in accordance with the resolution of the Annual Ordinary Shareholders Meeting held on April 27, 2022 and the release of the voluntary reserve established for the future distribution of dividends approved by the Board of Directors on May 5, 2022, and in accordance with the provisions of General Resolution No. 777/18 of the Argentine Securities Commission which states that “the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting”, a cash dividends of P$. 293.080.487,62 will be distributed and paid starting on May 17, 2022, to existing Shareholders as of the record date set on May 16, 2022 (the ¨Record Date¨).

The amount to be distributed is equivalent to 64.170388331% of the outstanding capital and the nominal value of its representative shares or P$0.64170388331 per outstanding share or P$ 3.20851941655 per ADS. The total amount of dividends to be distributed corresponds to earnings of previous fiscal years.

Payment will be made available through Caja de Valores S.A. (25 de Mayo 362, City of Buenos Aires, Republic of Argentina) starting on May 17, 2022, on business days from 10:00 AM to 3:00 PM Buenos Aires time, subject to compliance with all required procedures. The payment process will be carried out in accordance with the regulatory deadlines.

ADS Holders will receive their payment through the Depositary Bank, The Bank of New York Mellon as from the date set forth by the respective rules that apply in the jurisdiction where the Company's ADSs are listed.

The distribution of dividends is originated in profits obtained from 2018 and, therefore, it is subject to withholding of 7% according to the provisions of the Income Tax Law, ordered text Decree No. 824/2019.

Dividends to be paid will be subject to the withholding, in the relevant cases, of the amounts paid by the Company in its capacity as Substitute Person Responsible for the Personal Assets Tax, in the case of those shareholders that are subject to said tax, pursuant to the terms of the last paragraph of the article incorporated by Law No. 25,585 following article 25 of Law No. 23,966.

Yours faithfully,

_____________________________

Grupo Supervielle S.A. Head of Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 5, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer